UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TechnipFMC plc

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

G87110105

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copies to:

Pierre-Yves Chabert

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris, France

Telephone: +33 1 40 74 68 80

Facsimile: +33 1 40 74 68 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G87110105

1.	Names of Reporting Persons. Bpifrance Participations S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,688,691
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,688,691
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[1]
14.	Type of Reporting Person OO

1 Based on 450,516,797 Ordinary Shares, $1.00 par value per share (the “Ordinary Shares”) of TechnipFMC plc (the “Issuer”) outstanding as of February 3, 2021, as reported in the registration statement on Form F-1 filed by Technip Energies N.V. with the Securities and Exchange Commission on February 4, 2021 (the “Form F-1”).

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CUSIP No. G87110105

1.	Names of Reporting Persons. Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 1,144,237
	8.	Shared Voting Power 25,023,407
	9.	Sole Dispositive Power 1,144,237
	10.	Shared Dispositive Power 25,023,407
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,167,644
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%[2]
14.	Type of Reporting Person OO

2 Based on 450,516,797 Ordinary Shares outstanding as of February 3, 2021, as reported in the Form F-1.

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CUSIP No. G87110105

1.	Names of Reporting Persons. EPIC Bpifrance
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,688,691
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,688,691
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[3]
14.	Type of Reporting Person OO

3 Based on 450,516,797 Ordinary Shares outstanding as of February 3, 2021, as reported in the Form F-1.

4

CUSIP No. G87110105

1.	Names of Reporting Persons. Bpifrance S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,688,691
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,688,691
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,688,691
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[4]
14.	Type of Reporting Person OO

4 Based on 450,516,797 Ordinary Shares outstanding as of February 3, 2021, as reported in the Form F-1.

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Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on May 30, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”). This Schedule 13D relates to the ordinary shares, $1.00 par value per share (“Ordinary Shares”), of TechnipFMC plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2	Identity and Background

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A.. Bpifrance Participations, CDC, EPIC and Bpifrance S.A. are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is owned at 99.99% by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

As of the date hereof, (i) Bpifrance Participations holds directly 24,688,691 Ordinary Shares and (ii) CDC holds directly 1,144,237 Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through its 99.99% ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 334,716 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on February 4, 2020. CNP Assurances holds directly 334,716 Ordinary Shares.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

CDC purchased 1,144,237 Ordinary Shares on the open market. CDC obtained the funds to purchase the Ordinary Shares from working capital.

Item 4.	Purpose of Transaction.

The information included in Item 6 is incorporated herein by reference.

On February 16, 2021, the Issuer completed its separation into two independent, publicly traded companies: the Issuer, a fully integrated technology and services provider; and Technip Energies N.V., a leading engineering and technology player (“Technip Energies”). The transaction is structured as a spin-off of a majority stake in the Issuer’s Technip Energies segment in the form of a share dividend pursuant to which holders of TechnipFMC shares, including the Reporting Persons, will receive one ordinary share, €0.01 nominal value per share, of Technip Energies (the “Technip Energies Shares”) for every five Ordinary Shares owned by such shareholder (the “Distribution” or the “Spin-off”).

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In connection with the Spin-off, effective on February 16, 2021, Arnaud Caudoux, an employee of Bpifrance SA, resigned from the board of the directors of the Issuer and all committees of the board to which he belonged.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, (i) Bpifrance Participations holds directly 24,688,691 Ordinary Shares, which represents approximately 5.5% of the Issuer’s Ordinary Shares and (ii) CDC holds directly 1,144,237 Ordinary Shares, which represents approximately 0.3% of the Issuer’s Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through its 99.99% ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 24,688,691 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 334,716 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on February 4, 2020. CNP Assurances holds directly 334,716 Ordinary Shares, which represents approximately 0.1% of the Issuer’s Ordinary Shares. In the aggregate, CDC may be deemed to be the beneficial owner of 26,167,644 Ordinary Shares, directly and indirectly (through its joint ownership and control of Bpifrance S.A. and its control of CNP Assurances).

(a)                                 See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 450,516,797 Ordinary Shares of the Issuer outstanding as of February 3, 2021, as reported in the registration statement on Form F-1 filed by Technip Energies N.V. with the Securities and Exchange Commission on February 4, 2021.

(b)                                 See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)                                  See the information contained in Item 3, which is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 7, 2021, in connection with the Spin-off, the Issuer entered into a share purchase agreement with Bpifrance Participations (the “Share Purchase Agreement”), pursuant to which Bpifrance Participations agreed to purchase from the Issuer for $200.0 million, subject to a purchase price adjustment as described below, a number of Technip Energies shares determined based upon a thirty day VWAP of Technip Energies’ shares, less a six percent discount (the “Investment”). The Share Purchase Agreement is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

On January 7, 2021, in connection with the Spin-off and the Investment, Technip Energies entered into a relationship agreement with the Issuer and Bpifrance Participations relating to certain rights and obligations of each of the Issuer and Bpifrance Participations as a holder of its shares (the “Relationship Agreement”). Pursuant to the Relationship Agreement, Bpifrance Participations will have the right to propose to the Board (i) two nominees, so long as it owns at least 18% of the outstanding number of Technip Energies shares and ADRs, in the aggregate, and (ii) one nominee, so long as it owns at least 5%, but less than 18%, of the outstanding number of Technip Energies shares and ADRs, in the aggregate. Effective as of February 16, 2021 (the “Distribution Date”), Bpifrance Participations is entitled to propose two non-executive members for election at future general meetings occurring prior to the vote on Technip Energies’s annual financial statements of the fiscal year following the year in which the Distribution Date occurs, regardless of the percentage of Technip Energies shares and ADRs it owns, subject to certain exceptions if the Investment is not completed. The Relationship Agreement is attached as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

99.1                        Share Purchase Agreement, dated as of January 7, 2021, by and between the Issuer and Bpifrance Participations (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 (File No. 001-37983)).

99.2                        Relationship Agreement, dated as of January 7, 2021, by and among Technip Energies (formerly Technip Energies B.V), Bpifrance Participations and the Issuer (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2021 (File No. 001-37983)).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse Des Dépôts et Consignations

By:	/s/ Manuela Laudic**
	Name:	Manuela Laudic
	Title:	Head of Dealing Desk and Shareholding Monitoring

Epic Bpifrance

By:	/s/ Sophie Paquin***
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations SA. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D, and hereby incorporated herein by reference.

** Manuela Laudic is signing on behalf of Caisse des Dépôts et Consignations by executive order from the general manager of Caisse des Dépôts et Consignations filed as Exhibit 3 hereto, incorporated herein by reference.

***Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

**** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D, and hereby incorporated herein by reference.

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APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

A-1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

A-2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

NAOMI PERES	Director, Deputy General Secretary for Public Investment

A-3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

A-4

FREE TRANSLATION OF
EXCERPTS FROM THE EXECUTIVE ORDER OF THE FRENCH REPUBLIC

DELEGATING SIGNATURE AUTHORITY FOR

THE DEPARTMENT IN CHARGE OF ASSET MANAGEMENT OF

CAISSE DES DÉPÔTS ET CONSIGNATIONS

Dated: November 4, 2020

Caisse des dépôts et des Consignations

Executive order (arrêté) dated November 4, 2020 delegating power of signature for the department in charge of the savings fund and for the department in charge of asset management of the Caisse des dépôts et consignations.

The General Manager of the Caisse des dépôts et consignations,

Having regard to the French Monetary and Financial Code, in particular Articles L. 518-2 et seq. and R. 518-0 et seq.;

Having regard to Title X of the Finance Act of April 28, 1816, as amended;

Having regard to the executive order dated August 17, 2016 appointing Olivier Mareuse as Director of the Caisse des dépôts et consignations,

Resolves,

Section 1: Department in charge of the savings fund and for the department in charge of asset management

Art. 1 — Power of signature is given to Mr. Olivier Mareuse, director of the department in charge of the savings fund and director of the department in charge of asset management (directeur de la direction chargée du Fonds d’épargne et de la direction chargée des Gestion d’actifs), in order to sign, on behalf of the General Manager (directeur général), any acts within the limit of the attributions of the department in charge of the savings fund and of the department in charge of asset management, including:

1° acts relating to the management of financial assets of the savings fund and management of financial assets of the general section, including, with faculty to substitute or give mandate, notarized acts relating to investment portfolios;

2° acts relating to the financial operations processed by the intermediation service on behalf of the general section, in particular the management of treasury assets, the related derivatives and repurchase transactions, and macro-hedging operations;

[…]

Section 3: Asset management department

Art. 5. — In the event of the absence or incapacity of Mr. Olivier Mareuse, power of signature is given to Mr. Joël Prohin, head of the investment management department (responsable du département gestion des placements) and to Ms. Laurence Giraudon, head of the finance and operations department (responsable du département finance et operations), in order to sign on behalf of the General Manager (directeur général), any acts mentioned in article 1, within the limit of the attributions of their respective departments, and with the exception of the acts mentioned in paragraphs 3°, 4°, and 6°.

Mr. Joel Prohin and Ms. Laurence Giraudon are empowered to represent the Caisse des dépôts et consignations at meetings of board of directors, supervisory boards and shareholder’s meeting, or at the meetings of any other corporate body of companies or entities, whether or not such company or entity are legal persons, of French or non-French nationality, the monitoring of which lies within the competence of the asset management department.

[…]

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Art. 8 — In the event of the absence or incapacity of Ms. Laurence Giraudon, power of signature is given, in order to sign on behalf of the General Manager (directeur général), any acts mentioned in the first paragraph of article 5, within the limit of the attributions of the finance and operations department (département finance et opérations), to:

1° Ms. Manuela Laudic, head of dealing desk and shareholding monitoring (responsable du pôle intermédiation et seuils);

2° Mr. Olivier Double, head of the portfolio analysis department (responsable du pôle analyse de portfeuilles);

3° Ms. Isabelle Canel, head of the financial monitoring department (responsable du pôle pilotage financier);

4° Mr. Frédéric Sabattier, head of the institutional and external relations department (responsable du service relations institutionnelles et externes).

Art. 9 — In the event of the absence of Ms. Laurence Giraudon, power of signature is given to Ms. Manuela Laudic, head of dealing desk and shareholding monitoring (responsable du pôle intermédiation et seuils), in order to sign, on behalf of the General Manager (directeur general), any acts mentioned in the first paragraph of article 5, with the exceptions to those covered in point 3° to 8° of article 1, within the limits of her attributions.

[…]

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